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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25
                           Notification of Late Filing


                        Commission File Number 333-56046


(Check one)


|_| Form 10-K or Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q or Form 10-QSB |_| Form N-SAR |_| N-CSR


         For period ended:  September 30, 2004

         |_| Transition Report on Form 10-K or Form 10-KSB
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q [or Form 10-QSB]
         |_| Transition Report on Form N-SAR


         For the transition period ended:


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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Part I - Registrant Information

     Full name of registrant: FBO Air, Inc.

     Address of principal  executive  office (Street and number) 9087 E. Charter
Oak

     City, state and zip code: Scottsdale, AZ 85260


Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form C-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due
     |X| date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

     State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Company has only limited personnel available to it. Between having to assemble the financial information for FBO Air, Inc., an Arizona corporation which merged into the Company effective August 20, 2004, for filing in an amendment to the Company's Current Report on Form 8-K, seeking to close the first acquisition of a fixed based operation in the aviation industry and seeking financing for its acquisitions and to engage additional personnel, the Company was not able to gather the information for filing in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 on a timely basis without unreasonable effort or expense. The Company's Form 10-QSB will be filed not later than November 22, 2004. No accountant's statement or other exhibit required by Rule 12b-25(c) is applicable.
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Part IV - Other Information

     1. Name and telephone number of person to contact in regard to this notification.

          Ronald J. Ricciardi          480                           634-6565
                (Name)             (Area Code)                (Telephone Number)

     2. Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |_| Yes  |X| No



     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              FBO Air, Inc.
                              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 16, 2004                  By:  /s/ Ronald J. Ricciardi
                                                   Ronald J. Ricciardi
                                                   President and Chief Executive
                                                   Officer
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